SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of                November                , 2002

               INTIER AUTOMOTIVE INC.
(Exact name of Registrant as specified in its Charter)

521 Newpark Boulevard, Newmarket, Ontario, Canada L3Y 4X7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X               Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                   No   X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      .]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

INTIER AUTOMOTIVE INC. (Registrant)
By: /s/ Bruce R. Cluney
Bruce R. Cluney Secretary

Date:      November 4, 2002

EXHIBITS
Exhibit 99	Press release issued November 4, 2002 in which the Registrant announced its unaudited comparative consolidated financial statements for its third quarter ended September 30, 2002.